SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of April 29, 2008

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On April 29, 2008 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s consolidated financial results for the year ended December 31, 2007. A copy of such press release is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated April 29, 2008, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the year ended December 31, 2007.

Exhibit 99.1

Global Crossing Reports GCUK’s Fourth Quarter and Full Year 2007 Results

FOR IMMEDIATE RELEASE: TUESDAY, APRIL 29, 2008

London — Global Crossing (NASDAQ: GLBC), a leading global IP solutions provider, today announced fourth quarter and full year 2007 financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 76 million pounds in revenue for the fourth quarter, with adjusted gross margin at 70 percent of revenue and adjusted IFRS EBITDA of 22 million pounds. (Adjusted gross margin and adjusted IFRS EBITDA are non-GAAP metrics that are defined and reconciled below.) Cash provided by operations for the fourth quarter was 16 million pounds before payment of interest.

GCUK continued to add new customers and additional services to existing customer relationships. During the fourth quarter, the company announced a new contract with HM Revenue and Customs (HMRC) under which HMRC will employ Global Crossing’s hosted IP telephony service for the operation of all its telephony service across the UK, supporting 85,000 users. HMRC is using the recently launched Global Crossing Unified Communications offering, which provides fully managed hosted IP telephony, collaboration and messaging solutions over a single, converged IP network. In addition, GCUK announced an extension to its Internet Protocol Virtual Private Network (IP VPN) for Superdrug. Following successful implementation of an IP VPN for 700 Superdrug stores, the company expanded the service to an additional 200 retail outlets.

“GCUK exited 2007 as a larger, stronger business than it was in 2006. The combination of Fibernet’s assets and strong orders at the end of the year delivered revenue growth and improved margins at GCUK,” said John Legere, Global Crossing’s chief executive officer. “As enterprises continue shifting from legacy networks, demand for our IP-based solutions will drive GCUK and the rest of Global Crossing’s business to even greater successes.”

On December 28, 2006, GCUK acquired certain of the Fibernet group of companies from a subsidiary of Global Crossing Limited and began consolidating Fibernet’s UK operations into its own operations; therefore, the impact of Fibernet on GCUK’s operating results for the fourth quarter and full year 2006 was not significant.

Fourth Quarter Results

In the fourth quarter, GCUK generated revenue of 76 million pounds, compared with 73 million pounds in the third quarter of 2007 and 62 million pounds in the fourth quarter of 2006. The sequential increase in revenue was due to increased enterprise revenue with the addition of HMRC, as well as an increase in revenue from equipment sales. Year-over-year growth was primarily due to the inclusion of Fibernet into GCUK’s operations.

Adjusted gross margin was 53 million pounds or 70 percent of revenue in the fourth quarter of 2007. This compares with 52 million pounds or 72 percent of revenue in the third quarter of 2007 and 42 million pounds or 68 percent of revenue in the fourth quarter of 2006. Excluding the third quarter benefit to cost of access arising from the reclassification of costs from cost of access to depreciation and amortization to align Fibernet’s accounting policies with those of GCUK, adjusted gross margin as a percentage of revenue was flat on a sequential basis. Year-over-year growth in adjusted gross margin was due to the consolidation of Fibernet’s UK operations into GCUK.

Cost of revenue, which includes cost of access, technical real estate, network and operations, third party maintenance and cost of equipment sales, was 45 million pounds for the quarter, compared with 44 million pounds in the third quarter of 2007 and 43 million pounds in the fourth quarter of 2006. The sequential increase in cost of revenue was primarily due to increases in cost of equipment sales and an increase in cost of access from the third quarter principally due to the benefit recorded in the third quarter described above. These increases were offset by a rebate in real estate, network and operations and lower third party maintenance costs. The year-over-year increase in cost of revenue was primarily due to the addition of Fibernet’s UK operations, offset by lower equipment sales.

Sales, general and administrative expenses (SG&A) for GCUK were 8 million pounds in the fourth quarter, compared with 9 million pounds in the third quarter of 2007 and 9 million pounds in the fourth quarter of 2006. SG&A for the third quarter of 2007 included a restructuring charge of one million pounds related to vacating a Fibernet facility. Other expenses remained relatively flat in the fourth quarter resulting in a sequential improvement in SG&A. The year-over-year decrease in SG&A was primarily due to severance and other restructuring expense related to the acquisition of Fibernet in the fourth quarter of 2006, partially offset by higher SG&A costs due to the addition of Fibernet’s UK operations.

GCUK’s adjusted IFRS EBITDA for the fourth quarter was 22 million pounds, compared with 21 million pounds in the third quarter of 2007 and 19 million pounds in the fourth quarter of 2006. The fourth quarter of 2006 included an 8 million pound non-cash net gain arising from the acquisition of Fibernet. (See Table 2 notes for reference.)

The company’s consolidated net loss applicable to common shareholders was 2 million pounds for the fourth quarter, compared with net profit of approximately one million pounds in the third quarter of 2007 and a net loss of 2 million pounds in the fourth quarter of 2006.

Full Year Results

GCUK generated 297 million pounds of revenue for 2007, 98 percent of which was generated from the “invest and grow” category – namely that part of the business focused on serving global enterprises and carrier customers excluding wholesale voice. This represents growth in total annual revenue of 56 million pounds, or 23 percent, compared with 2006. The growth in total annual revenue is primarily due to the addition of Fibernet’s UK operations and to a lesser extent due to additional revenues from the new HMRC contract referenced above, a settlement with a certain customer, and additional revenues from new business within the carrier data channel, offset by continued attrition in the revenue base and by price reductions made available to some customers during the year.

In 2007, Camelot announced its intention to replace its existing service supplied by GCUK. As previously stated, Camelot’s plans are to start migration of the network shortly. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, the company has yet to see a revenue impact but expects revenue from Camelot to decline substantially through the third and fourth quarters of 2008 and the first quarter of 2009.

GCUK reported adjusted gross margin of 209 million pounds, or 70 percent, for 2007. This compares with 164 million pounds, or 68 percent of revenue, in 2006. The 45 million pounds year-over-year increase was primarily due to the addition of Fibernet’s UK operations and associated savings in cost of access expense during the year.

Cost of revenue was 185 million pounds in 2007, or 62 percent of revenue, compared with 159 million pounds, or 66 percent of revenue, in 2006. The 26 million pound year-over-year increase was primarily due to the inclusion of Fibernet, an increase in cost of access due to greater enterprise and carrier sales volume, and an increase in cost of equipment sales.

SG&A expenses were 36 million pounds, or 12 percent of revenue in 2007, compared with 31 million pounds, or 13 percent of revenue, in 2006. The year-over-year increase was primarily due to the inclusion of Fibernet, increased salaries and sales commissions, retention and motivation grant expenses, and charges relating to Global Crossing’s May 2007 restructuring plan.

GCUK reported 78 million pounds of adjusted IFRS EBITDA for 2007, compared with 62 million pounds of adjusted IFRS EBITDA for 2006.

The company’s consolidated net loss applicable to common shareholders was 2 million pounds for 2007, compared with net income of 13 million pounds in 2006.

Cash Position

As of December 31, 2007, GCUK had 24 million pounds of cash and cash equivalents. Net cash provided from operating activities totaled less than half a million pounds after 16 million pounds of interest paid during the fourth quarter. After interest income of 2 million pounds and a use of 9 million pounds for capital expenditures and principal payments on capital leases, GCUK’s net decrease in cash and cash equivalents in the fourth quarter was 6 million pounds.

Net cash provided from operating activities during 2007 totaled 14 million pounds after 34 million pounds of interest paid during the year. GCUK’s net decrease in cash and cash equivalents was 16 million pounds for 2007 after capital expenditures of 40 million pounds including principal payments on capital leases.

Non-GAAP Financial Measures

Pursuant to the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include definitions of adjusted IFRS EBITDA and adjusted gross margin measures, as well as reconciliations of such measures to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB).

International Financial Reporting Standards

GCUK’s results reported here include audited consolidated financial results for the years ended December 31, 2007 and 2006; unaudited consolidated financial results for the three months ended December 31, 2007 and 2006; and audited consolidated balance sheets as of December 31, 2007 and 2006, in accordance with IFRS. GCUK’s fourth quarter 2007 and 2006 results, as well as those for the full years 2007 and 2006, were included in Global Crossing’s consolidated results previously reported on March 12, 2007, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Conference Call

Management has scheduled a conference call for Tuesday, April 29, 2008, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 676 4908 or +44 (0) 870 001 3132. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Tuesday, April 29, 2008, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Tuesday, May 6, 2008 at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21381571. UK callers may access the replay by dialing +44 (0) 870 000 3081 or +44 (0) 800 692 0831 and entering reservation number 21381571.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing (UK) Telecommunications Limited (GCUK) provides a wide range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and
e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, the company provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects approximately 390 cities in more than 30 countries worldwide, and delivers services to approximately 690 cities in more than 60 countries and 6 continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of data, voice and security products to approximately 40 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs. Its Professional Services and Managed Solutions provide VoIP, security and network consulting and management services to support its Global Crossing IP VPN service and Global Crossing VoIP services. Global Crossing was the first global communications provider with IPv6 natively deployed in both its private and public backbone networks.

Please visit www.globalcrossing.com or blogs.globalcrossing.com/ for more information about Global Crossing.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause GCUK’s actual results to differ materially, including: the level of competition in the marketplace; pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; dependence on a number of key personnel; the concentration of revenue in a limited number of customers; customer contracts typically do not have firm commitments to purchase minimum levels of revenue or services; the reliance on a limited number of third party suppliers; a change of control could lead to the termination of many of the company’s government contracts; insolvency could lead to termination of certain of the company’s contracts; slower than anticipated adoption by customers of next generation products; risks relating to the operation, administration, maintenance and repair of our systems; terrorist attacks or other acts of violence or war that may adversely affect the financial markets and our business and operations; the accuracy of our real estate restructuring provision; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; the sharing of corporate and operational services with our parent; our ability to raise capital through financing activities; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. The company undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Analysts/Investors Contacts

Suzanne Lipton

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

Europe

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 1
Summary of Consolidated Revenues
Results below are in pounds sterling in thousands.

	Three months ended		Year ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	(unaudited)	(unaudited)
Revenues:
Enterprise and carrier data	£74,797	£60,401	£291,072	£235,693
Wholesale voice	1,141	1,155	5,048	4,394

	75,938	61,556	296,120	240,087
Global Crossing group companies	125	151	500	525

Consolidated revenues	£76,063	£61,707	£296,620	£240,612

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Crossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 2
Consolidated Statements of Operations
Results below are in pounds sterling in thousands.

Three months ended	Year ended
December 31, 2007	December 31, 2006 (1)	December 31, 2007	December 31, 2006 (1)
(unaudited)	(unaudited)
IFRS in IFRS Reporting Format

Revenue	£76,063	£61,707	£296,620	£240,612
Cost of sales	(45,157)	(40,295)	(177,665)	(147,481)

Gross profit	30,906	21,412	118,955	93,131
Distribution costs	(4,232)	(2,822)	(15,710)	(10,385)
Administrative expenses	(14,969)	(13,319)	(69,468)	(53,683)
Net gain arising from acquisition of Fibernet	—	7,755	—	7,755

Operating profit	11,705	13,026	33,777	36,818
Finance revenue	1,608	(20)	4,527	1,503
Finance charges	(10,303)	(4,327)	(33,548)	(16,191)

Profit before tax	3,010	8,679	4,756	22,130
Tax (charge) benefit	(4,646)	(11,020)	(6,297)	(9,377)

(Loss) profit for the period	£(1,636)	£(2,341)	£(1,541)	£12,753

Three months ended	Year ended
December 31, 2007	December 31, 2006 (1)	December 31, 2007	December 31, 2006 (1)
(unaudited)	(unaudited)	(unaudited)	(unaudited)
IFRS in U.S. Reporting Format

REVENUES	£76,063	£61,707	£296,620	£240,612
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(22,727)	(19,678)	(87,973)	(76,975)
Real estate, network and operations	(10,322)	(9,543)	(48,196)	(38,461)
Third party maintenance	(4,121)	(3,938)	(17,923)	(16,632)
Cost of equipment sales	(7,900)	(9,701)	(30,416)	(26,779)

Total cost of revenue	(45,070)	(42,860)	(184,508)	(158,847)

Selling, general and administrative	(8,424)	(9,115)	(35,983)	(30,885)
Depreciation and amortization	(10,877)	(6,387)	(42,161)	(24,551)

Total operating expenses	(64,371)	(58,362)	(262,652)	(214,283)

OPERATING INCOME	11,692	3,345	33,968	26,329

OTHER INCOME (EXPENSE)
Interest expense, net	(7,439)	(7,828)	(30,192)	(26,740)
Other income (expense), net	(1,243)	12,112	980	21,491

INCOME BEFORE BENEFIT (PROVISION) FOR INCOME TAXES	3,010	7,629	4,756	21,080
(Provision) benefit for income taxes	(4,646)	(11,020)	(6,297)	(9,377)
Extraordinary gain, net of tax	—	1,050	(¹)	—	1,050	(¹)

NET (LOSS) INCOME	£(1,636)	£(2,341)	£(1,541)	£12,753

Note: The classification differences between reporting under IFRS and U.S. GAAP are as follows:

Cost of sales:

Under IFRS, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains/(losses):

Under IFRS, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes, which are included in finance costs, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP, all foreign exchange gains/(losses) are included in other income (expense), net.

Net gain arising from acquisition of Fibernet:

Under IFRS, the company includes the gain on settlement of contracts due to Fibernet acquisition (£8,411), the gain on recognition of negative goodwill (£1,050) and charges related to restructuring Fibernet’s operations (£1,706) in net gain arising from acquisition of Fibernet within operating profit. Under U.S. GAAP, the gain on settlement of contracts due to Fibernet acquisition is included in other income (expense), net; the gain on recognition of negative goodwill is recognized as an extraordinary gain, net of tax; and charges related to restructuring Fibernet’s operations are included in sales, general and administrative expenses.

(1)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Crossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 3
Consolidated Balance Sheets
Results below are in pounds sterling in thousands.

	December 31, 2007	December 31, 2006 (1)
Non-current assets
Intangible assets, net	13,351	14,241
Property, plant and equipment, net	185,719	182,556
Investment in associate	200	163
Retirement benefit asset	961	922
Trade and other receivables	28,511	33,130
Deferred tax asset	—	5,262

	228,742	236,274

Current assets
Inventory	—	1,112
Trade and other receivables	66,237	59,182
Cash and cash equivalents	23,954	40,309

	90,191	100,603

Total assets	318,933	336,877

Current liabilities
Trade and other payables	(65,619)	(77,581)
Senior secured notes	(1,158)	—
Deferred revenue	(47,126)	(49,587)
Provisions	(2,137)	(3,266)
Obligations under finance leases	(11,945)	(9,214)
Other debt obligations	(463)	(167)
Derivative financial instrument	(1,048)	(894)

	(129,496)	(140,709)

Non-current liabilities
Trade and other payables	(650)	(647)
Senior secured notes	(247,788)	(249,631)
Deferred revenue	(106,961)	(108,881)
Retirement benefit obligation	(3,110)	(2,808)
Provisions	(4,160)	(5,243)
Obligations under finance leases	(20,242)	(23,209)
Other debt obligations	(430)	(232)
Derivative financial instrument	(1,048)	(1,789)

	(384,389)	(392,440)

Total liabilities	(513,885)	(533,149)

Net liabilities	(194,952)	(196,272)

Capital and reserves
Equity share capital	101	101
Capital reserve	27,648	25,368
Hedging reserve	(2,035)	(2,616)
Accumulated deficit	(220,666)	(219,125)

Total equity	(194,952)	(196,272)

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Crossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

(1)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 4
Consolidated Cash Flow Statements
Results below are in pounds sterling in thousands.

	For the year ended
	December 31, 2007	December 31, 2006 (1)
Operating activities
Profit for the period	£(1,541)	£12,753
Adjustments for:
Finance costs, net	29,021	14,688
Income tax	6,297	9,377
Depreciation of property, plant and equipment	34,491	21,817
Amortization of intangible assets	2,883	1,120
Share based payment expense	2,280	217
Gain on settlement of contracts due to Fibernet acquisition	—	(8,411)
Gain on recognition of negative goodwill	—	(1,050)
Loss on disposal of property, plant and equipment	306	168
Equity pick up in associate	(37)	(159)
Change in provisions	(2,468)	(6,582)
Change in operating working capital	(21,302)	8,805
Change in other assets and liabilities	(1,934)	8,231

Cash generated from operations	47,996	60,974
Interest paid	(33,543)	(26,463)

Net cash provided from operating activities	£14,453	£34,511

Investing activities
Interest received	£4,651	£3,740
Proceeds from disposal of property, plant and equipment	—	8
Purchase of property, plant and equipment	(32,531)	(20,435)
Acquisition of subsidiary, net of cash acquired	—	(45,013)

Net cash used in investing activities	£(27,880)	£(61,700)

Financing activities
Loans provided to group companies	£(2,500)	£(43,835)
Loans repaid by group companies	6,100	16,114
Proceeds from debt obligations, net	774	514
Senior secured notes, net	—	55,394
Proceeds from new finance leases	2,020	—
Repayments of capital elements under finance leases	(9,073)	(5,421)
Repayment of capital element of other debt obligations	(249)	(115)

Net cash provided by financing activities	£(2,928)	£22,651

Net increase (decrease) in cash and cash equivalents	(16,355)	(4,538)
Cash and cash equivalents at beginning of period	40,309	44,847

Cash and cash equivalents at end of period	£23,954	£40,309

Non-cash investing activities:
Capital lease and debt obligations incurred	£10,994	£5,072

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Crossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

(¹)	Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 5
Reconciliation of adjusted IFRS EBITDA to Profit (Loss) for the Period (unaudited)
Results below are in pounds sterling in thousands.

	Three months ended		Year ended
	December 31, 2007	December 31, 2006 (1)	December 31, 2007	December 31, 2006 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted IFRS EBITDA	£22,424	£19,372	£78,218	£61,586
Non-cash stock compensation	158	41	(2,280)	(217)
Depreciation and amortization	(10,877)	(6,387)	(42,161)	(24,551)
Finance revenue	1,608	(20)	4,527	1,503
Finance costs	(10,303)	(4,327)	(33,548)	(16,191)
Taxation	(4,646)	(11,020)	(6,297)	(9,377)

(Loss) profit for period	£(1,636)	£(2,341)	£(1,541)	£12,753

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of adjusted EBITDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial metric, to profit (loss) for the period, which is the most directly comparable IFRS measure. Management believes that adjusted EBITDA is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. Adjusted EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing financial performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Definition:

Adjusted IFRS EBITDA consists of profit (loss) for the period before non-cash stock compensation, taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Crossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

(¹)	Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended as at December 31, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 6
Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited)
Results below are in pounds sterling in thousands.

	Three months ended		Year ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£53,336	£42,029	£208,647	£163,637
Less:
Customer-specific costs	(8,426)	(10,782)	(33,880)	(31,117)
Third-party maintenance	(4,121)	(3,938)	(17,923)	(16,632)
Depreciation & amortization (included within cost of sales)	(9,883)	(5,897)	(37,889)	(22,757)

Gross Profit (IFRS)	£30,906	£21,412	£118,955	£93,131

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of adjusted gross margin, which is considered a non-GAAP financial metric, to gross profit, which is the most directly comparable IFRS measure. Adjusted gross margin is provided to increase the comparability to the parent company’s financial presentations, which include this metric.

Definitions:

Adjusted gross margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization recorded to cost of sales.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Crossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: April 29, 2007